November 10, 2010

Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
450th Fifth Street
Washington, DC 20549-0405

Re:	Schweitzer-Mauduit International, Inc.
Comment Letter Dated October 28, 2010
Schedule 14A
Filed March 8, 2010

Dear Mr. Reynolds:

In response to your most recent letter dated October 28, 2010 please find below our explanations as requested.  The Company's responses to the Commission's comments follow in the same order set forth in your October 28, 2010 letter.

1. We note your responses to prior comments three and four from our letter dated September 21, 2010. In your response to comment four you state that you “will revise [y]our future disclosures to disclose the award earn-out deemed most probable as of the Grant Date for all years of an award cycle calculated in accordance with FASB ASC Topic 718 in both Column (e) of the Summary Compensation Table and Column (l) of the Grants of Plan Based Awards table, as set forth in the pro-forma tables attached…”  In footnote (1) to the proposed tables, you describe the reported amount as an “estimate of the award value deemed most probable to be earned in the 2009-2010 award cycle calculated in accordance with FASB ASC Topic 718….” We are unclear whether your measurement agrees with the measurement in Instruction 3 to Item 402 (c)(2)(v) and (vi) which says a registrant should report the value of an award at the grant date based upon the probable outcome of performance conditions. Please explain or revise.

Response 1:

1.
In the interest of clarity, if it is acceptable to the Commission, we would propose revising the footnote in question to read:  "Amounts for the Restricted Stock Plan Performance Share award for the 2009-2010 award cycle are estimated values at the grant date of February 12, 2009, when the stock price was $18.57, based upon the probable outcome of the performance conditions.  The amounts are calculated in accordance with FASB ASC Topic 718 excluding the effect of expected forfeitures.  The probable outcome . . . ."

2. We note the large differences between the value of the stock awards in your most recent proposed Grants of Plan Based Awards table and the prior values included in the Schedule 14A and the September 10, 2010 response letter.  Please explain the reasons for the differences in these amounts.

Response 2:

As a result of the exchange of comments with the Securities and Exchange Commission, we developed a better understanding of the basis of the presentation that was required in both the Summary Compensation table and the Grants of Plan Based Awards table applicable to our situation in 2009, where an equity award was both granted and earned in part in the same year.  The different values are driven by differences in (i) statement of Grant Date estimated values versus actual 2009 results or differences between the estimated outcome under the performance conditions as of the Grant Date versus the actual outcome; and (ii) whether or not only 2009 or 2009 and 2010 values were included in the value of stock awards.  We provide the table below as a presentation of these factors, indicated in italics, which drive the differences in values reported as between the three documents.

Disclosure	Summary Compensation Table Column (e)	Grants of Plan Based Awards Table Column (l)
Schedule 14A
The dollar value of stock awards reported included  the amount of only the award actually earned in year one (2009) under a two year (2009-2010) award opportunity granted in February 12, 2009 (Grant Date) under our Restricted Stock Plan. The number of shares actually awarded and banked were valued at the $18.57/share Grant Date value.  See 10/5/2010 Letter, responses 3 and 4.
The number of shares earned and that was reported was in the range between Outstanding and Maximum performance of the performance conditions. The actual performance, which was the value reported, exceeded the Target level performance that was deemed most probable as of the February 12, 2009 Grant Date.

The potential share award amounts reported reflect only the second year (2010) opportunity under the two year (2009-2010) award granted on February 12, 2009, as the first year (2009) award was earned and reported in Column (e) of the Summary Compensation Table. See 10/5/2010 Letter, response nos. 3 and 4

September 10, 2010 Response
The dollar value of stock awards reported included  the amount of only the award actually earned in year one (2009) under a two year (2009-2010) award opportunity granted in February 12, 2009 (Grant Date) under our Restricted Stock Plan. The number of shares actually awarded and banked were valued at the $18.57/share Grant Date value.  See, 9/10/2010 Letter, footnote 1(e) to proforma Summary Compensation table.  The dollar value was calculated based on actual performance achievements which were between the Outstanding and Maximum range.

The potential number of shares that could be earned over the entire two-year award cycle is reflected in columns (f) – (h), stated separately for each year, at three award opportunity levels (Threshold, Target and Maximum).  Column (l) reflects the dollar value of the award opportunity for each of years 2009, 2010 and in total at the Maximum award level and the Grant Date stock value of $18.57/share.

October 5, 2010 Response
The dollar value of the projected award opportunity reported in Column (e) was  the February 12, 2009 Grant Date projected award earn-out value based upon the probable outcome of the  performance conditions as of the Grant Date for two years (2009-2010), which was estimated as  performance at the Target level.

The dollar value of the projected award opportunity reported in Column (l) was  the February 12, 2009 Grant Date projected award earn-out value based upon the probable outcome of the  performance conditions as of the Grant Date for two years (2009-2010), which was estimated as  performance at the Target level.

We are hopeful that this letter resolves the Staff’s concerns with regard to these comments.  If it does not, we would appreciate the opportunity to discuss the comments with you. Please call me at (770) 569-4278 to arrange a mutually convenient time to discuss the Company’s response or any additional questions that the Commission may have.

Sincerely,

/s/ John W. Rumely, Jr.
John W. Rumely, Jr.
Secretary and General Counsel